Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Second Meeting of the Seventh Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 March 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-007

ANNOUNCEMENT on resolutions passed at

the second MEETING of the Seventh SESSION OF THE board OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The convening of the Board meeting

On 28 March 2014, China Southern Airlines Company Limited (the "Company") held the second meeting of the seventh session of the Board at the No.1 Conference Room, 4th Floor, Pearl Hotel CSN, Baiyun International Airport, Guangzhou. The number of Directors supposed to be present was 12, of which 8 attended in person. Director Wang Quan Hua, who did not attend the meeting because of business reasons, authorized Director Yuan Xin An to attend the meeting and vote on his behalf. Director Tan Wan Geng, who did not attend the meeting because of business reasons, authorized Director Zhang Zi Fang to attend the meeting and vote on his behalf. Director Xu Jie Bo, who did not attend the meeting because of business reasons, authorized Director Li Shao Bin to attend the meeting and vote on his behalf. Independent Director Liu Chang Le, who did not attend the meeting because of business reasons, authorized Independent Director Ning Xiang Dong to attend the meeting and vote on his behalf. Mr. Si Xian Min chaired the meeting. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China (the "Company Law") and the Articles of Association of the Company.

The consideration and approval on the Board meeting

The following resolutions were considered by the Directors who attended the meeting and passed unanimously at the meeting:

I. considered and approved the full text and summary of the 2013 annual report and results announcement for the year 2013 (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards (the "IFRSs") as well as the Report of the Directors).

II. considered and approved the profit distribution proposal of the year 2013.

Under the PRC accounting standards, as at 31 December 2013, the Company realised the net profit of RMB1,128 million (excluding the undistributed revenue of the subsidiaries). According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB113 million, the remaining distributable profits of the Company amounted to RMB1,015 million. Under the IFRSs, the Company realised the net profit of RMB945 million (excluding the undistributed revenue of the investment entities), and after withdrawing the statutory surplus reserve amounting to RMB113 million, the distributable profits of the Company amounted to RMB832 million.

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The Board hereby proposed to declare a cash dividend of RMB393 million, or RMB0.4 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares. The profit distribution proposal is subject to approval by shareholders at the general meeting.

III. considered and approved the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting for the year 2014 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2014, and the authorization to the Board to fix their remuneration according to actual work conditions.

IV. considered and approved "The Performance of Duties Report of Independent Directors of China Southern Airlines Company Limited for the Year 2013".

The full text of the "The Performance of Duties Report of Independent Directors of China Southern Airlines Company Limited for the Year 2013" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

V. considered and approved the resolution regarding the renewal of the liability insurance for the Directors, supervisors and senior management of the Company;

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VI. considered and approved the amendments to "China Southern Airlines Company Limited Terms of Reference of Audit Committee".

The details are as follows:

1.     Amendment to Article 1 (Reference: Article 1 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Original:

In order to ensure the sustainable, regular and healthy development of China Southern Airlines Company Limited ("the Company"); to further improve the corporate governance structure; strengthen the scientific decision making by the board of directors of the Company ("the Board"); to enhance the efficiency and decision-making level of major investment; to be able to conduct pre-audit and professional audit so as to enhance the standard of the Company’s accounting work and asset quality, and to ensure the Board to have deeper understanding and effective control of the Company’s management operations and financial conditions, the Company established the Audit Committee of the Board and formulated the Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, “Corporate Governance of Listing Companies”, “the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, the “Articles of Association of the Company” and other relevant provisions.

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To be amended as:

In order to ensure the sustainable, regular and healthy development of China Southern Airlines Company Limited ("the Company"); to further improve the corporate governance structure; to strengthen the scientific decision making by the board of directors of the Company ("the Board"); to enhance the efficiency and decision-making level of major investment; to be able to conduct pre-audit and professional audit so as to enhance the standard of the Company’s accounting work and asset quality, and to ensure the Board to have deeper understanding and effective control of the Company’s business management and financial position, the Company established the Audit Committee of the Board and formulated the Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, the “Securities Law of the People's Republic of China”, the “Code of Corporate Governance for Listed Companies”, “the Basic Internal Control Norms for Enterprises”, “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange”, “the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, “Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies”, the “Articles of Association of the Company” and other relevant provisions.

2.      Amendment to Article 4 (Reference: Article 10 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Original:

The Audit Committee shall have a chairman, who shall be responsible for the work of the committee, and the chairman shall be approved to be elected or removed by over half of all members of the Audit Committee.

To be amended as:

The Audit Committee shall have a chairman, who shall be the convenor and shall be responsible for the work of the committee, and the chairman shall possess professional experience in respect of accounting and financial management and shall be elected or removed by over half of all members of the Audit Committee.

3.      Amendment to Item 1(3) of Article 7 (Reference: Article 14 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Original:

to review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process and shall discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences;

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To be amended as:

to review and monitor whether the external auditor is independent and objective and whether the of the audit process is effective; and the Audit Committee shall discuss with the external auditor the audit plan and the relevant report accountability and reporting obligations before the audit commences; to discuss and communicate with the external auditor the scope of audit, the auditing method and such major items being found during the course of conducting the audit; to supervise and evaluate whether the external auditor is diligent and responsible;

4.     Amendment to Item 1(6)(1) of Article 7 (Reference: Article 14 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Original:

The members of the committee should liaise with the Board and senior management and the committee must meet at least twice a year with the Company’s auditors; and

To be amended as:

The members of the committee should liaise with the Board and senior management and the committee must meet at least twice a year with external auditors. A sole communication meeting with the external auditors (without the participation of the senior management officers) shall be convened at least once a year; and

5.      Amendment to Article 11 (Reference: Articles 22 and 23 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Original:

The Audit Committee shall hold regular meetings and extraordinary meetings. Regular meetings shall be convened at least twice a year (once every half a year). Extraordinary meetings shall be convened by the chairman of the Audit Committee. Notice shall be given to all members seven working days prior to the meeting. The meeting shall be presided over by the chairman of the Audit Committee. In the event that the chairman of the Audit Committee is unable to attend the meeting, another independent Director shall be designated to preside over the meeting;

To be amended as:

The Audit Committee shall hold regular meetings and extraordinary meetings. The Audit Committee shall convene regular meetings at least four times a year. The Audit Committee shall convene an extraordinary meeting pursuant to the needs and such extraordinary meeting shall be convened upon proposed by the Chairman of the Audit Committee. In the event that two or more members of the Audit Committee propose or the convenor of the Audit Committee considers that it is necessary to convene such extraordinary meeting, an extraordinary meeting may be convened. The notice of meeting shall be delivered at least seven working days prior to the convening date for the meeting. The meeting shall be presided over by the Chairman of the Audit Committee. In the event that the Chairman of the Audit Committee is unable to attend the meeting due to some reason, another member of the Committee (an independent Director) shall be designated to preside over the meeting;

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6.      To add Articles 15, 16 and 17 (Reference: Article 15 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Article 15            The Audit Committee shall review the internal audit report, evaluate the results of the internal audit and monitor the rectification of some major issues.

Article 16            The Audit Committee shall guide the effective operation of the Internal Audit Department. The Internal Audit Department shall report duty to the Audit Committee. All kinds of audit reports, the rectification plan for audit issues and rectification situation which are submitted to the management by the Internal Audit Department shall be submitted to the Audit Committee simultaneously.

Article 17            The Audit Committee’s duties regarding the evaluation of the effectiveness of the internal control shall include but not limited to the following:

(1) to evaluate the appropriateness of the design of the Company’s internal control system;

(2) to review the Self-appraisal Report on the Internal Control;

(3) to review internal control audit report issued by the external auditor, and to communicate with the external auditor regarding the issues found and the methods for improving such issues;

(4) to evaluate the appraisal and auditing results of the internal control and to urge the rectification regarding such defects of internal control.

7.      To add Chapter 6 and the original Chapter 6, namely Supplementary Provisions, is changed to Chapter 7, namely, Supplementary Provisions, accordingly. The original Article 15, Article 16, Article 17, and Article 18 are changed to be Article 23, Article 24, Article 25, and Article 26 accordingly. (Reference: Chapter 5 of Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies)

Chapter 6 Information Disclosure

Article 18           The Company shall disclose the situation about the members of the Audit Committee, including the composition of the members, their professional background and their experience during the past five years and the change in the member composition of the Audit Committee.

Article 19            The Company shall disclose, at the same time for the disclosure of the annual report, the performance of the Audit Committee for the year on the website of Shanghai Stock Exchange whereas such performance shall mainly include the implementation of the duties and duties of the Audit Committee and the convening of the Audit Committee meeting.

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Article 20            In the event that major issues found by the Audit Committee during the course of the implementation of its duties meet the standard of information disclosure as provided in “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange”, the Company must timely disclose such matters and its rectification situation.

Article 21            The Audit Committee shall put forward its opinions of reviewing such matters within its scope of duties to the Board. Should the Board fail to adopt such opinion, the Company shall disclose such matters with provision of sufficient explanation on the reasons.

Article 22            The Company shall disclose the Audit Committee’s special opinion regarding the Company’s major matters in accordance with the provisions of laws, administrative regulations, rules of the department, “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange” and the relevant standardized documents.

VII.  considered and approved the "2013 Internal Control Appraisal Report of China Southern Airlines Company Limited".

The full text of the "2013 Internal Control Appraisal Report of China Southern Airlines Company Limited" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VIII. considered and approved the "2013 Corporate Social Responsibility Report of China Southern Airlines Company Limited".

The full text of the "2013 Corporate Social Responsibility Report of China Southern Airlines Company Limited" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

IX. considered and approved the proposal to be submitted to the general meeting to authorise the Board to allot, issue and deal with additional shares of the Company:

1) subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as "Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

2) this approval shall authorize the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

3) the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company's existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

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4) for the purpose of this resolution: "Relevant Period" means the period from the passing of this resolution until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the 12 months period following the passing of this resolution; and

(c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company's shareholders in general meetings.

This proposal is subject to the approval at the general meeting. As a special reminder, according to relevant laws and regulation of mainland China, given the foresaid authorisation, the Company is still subject to approval at the general meeting for issuing new A Shares.

X. considered and approved the proposal to be submitted to the general meeting to authorize the Board to increase the registered capital of the Company to reflect the issue of Shares authorised under the proposed resolution - "to authorise the Board to allot, issue and deal with additional shares of the Company" as mentioned above, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

XI. considered and approved the proposal to be submitted to the general meeting to authorize the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple trance(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

The details of the resolution are as follows:

(I). Issuance Plan

The relevant debt financing instruments include but not limited to corporate bonds, ultra- short-term financing bills, short-term financing bills, mid-term notes.

(II). Particulars of Proposed Issuance

(i) Issuer: the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according the needs of issuance.

(ii) Issue size: the total balance of the debt financing instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size of the relevant debt financing instruments shall be determined by the Board according to the capital needs and the market situations.

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(iii) Term and type: not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations.

(iv) Use of proceeds: the proceeds to be raised from the issuance are intended to be used towards meeting the demand of the Company's operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs.

(v) Term of validity of the resolution: from the date of the passing of the resolution at the general meeting to the date of the annual general meeting of the Company for the year 2014.

If the Board and/or its authorised person have resolved to issue the debt financing instruments within the term of the mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the validity period of such approval, permission or registration.

(III). Authorisation to the Board

It is proposed to the shareholders at the general meeting to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i) to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the proposed issuance (including, but not limited to, the issue size, principle amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the proposed issuance);

(ii) to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the issuance on behalf of the Company, execute all necessary documents, and handle any other matters relating to the issuance, repayment arrangement and trading in relation to the proposed issuance);

(iii) to approve, confirm and ratify any action or procedure relating to the proposed issuance as mentioned above already taken by the Company;

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(iv) to make adjustments to the specific proposals for the proposed issuance in accordance with the comments from the relevant regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the proposed issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association of the Company;

(v) to determine and handle all relevant matters relating to the listing of the debt financing instruments upon the completion of the proposed issuance; and

(vi) to approve, execute and despatch any announcements or circulars relating to the proposed issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the shares are listed.

XII. approved the convening of the Annual General Meeting for the year 2013 (the "AGM") to consider and approve, inter alia, the aforesaid resolutions I, II, III, IX , X, XI and the Report of Supervisory Committee for the year 2013. The Company Secretary Office is hereby designated to attend to the relevant matters regarding the AGM. Further details of the arrangement of the AGM with timing, place, agenda and proposals will be announced separately.

The Board of

China Southern Airlines Company Limited

28 March 2014

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